Hogan Lovells US LLP 1735 Market Street, Floor 23 Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

August 4, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mr. Yaakov Luxenburg
Mr. Jim Rosenberg
Ms. Irene Paik
Mr. Joseph McCann

Re:	OptiNose, Inc.
Draft Registration Statement on Form S-1
Submitted June 26, 2017
CIK No. 0001494650

Ladies and Gentlemen:

On behalf of our client, OptiNose, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2017 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on June 26, 2017.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form S-1 submitted June 26, 2017

Prospectus Summary, page 1

1.                                      We note that you identify yourself in the opening paragraph of the Summary as a “commercial-stage” company. Please revise the Summary disclosure to explain the extent of your commercial activities to date. In this regard, revise to highlight your disclosure on page 18 that you have “no history of commercializing drugs” as well as your disclosure on page 78 that you do not expect to generate additional revenue in the near term from the outlicensing of AVP-825, which is the sole commercial-stage product included in your Pipeline table on page 6.

Response to Comment 1:

In response to the Staff’s comment, the Company has removed the phrase “commercial-stage” from pages 1, 74, 89, F-8 and F-35 of the Amended DRS.

2.                                      Please define “chronic rhinosinusitis,” “chronic sinusitis, “nasal polyposis” and related terms used in the Summary to clarify any differences or overlap between these conditions or indications. In this regard, we note that the opening paragraph explains that the company is focused on “chronic rhinosinusitis with and without nasal polyps” while the third paragraph indicates that your two supportive open-label Phase 3 trials focused on “chronic sinusitis with and without nasal polyps.” We further note that your disclosure in the penultimate paragraph on page 2 indicates that you initially plan to target “chronic rhinosinusitis with nasal polyps” and subsequently seek a follow-on indication for “chronic sinusitis.” Additionally, it is unclear whether “nasal polyposis,” which you identify on page 1 as the subject of your November 2016 NDA, is the same condition/indication as “chronic rhinosinusitis with nasal polyps,” which you identify as your initial target market on page 2. In this regard, your disclosure on page 36 suggests that chronic rhinosinusitis and nasal polyposis may be distinct indications/conditions.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 89 to 90 and 93 of the Amended DRS to define “chronic rhinosinusitis,” “chronic sinusitis” and “nasal polyposis.” The Company respectfully advises the Staff that although the term chronic rhinosinusitis is often used in medical literature and medical practice, the FDA does not recognize chronic rhinosinusitis as a single indication for drug development purposes. Instead, the FDA recognizes chronic sinusitis, defined as inflammation of the sinuses with a duration longer than eight weeks, and nasal polyposis, defined as non-cancerous polyps on the inflamed tissue of the nasal passages and sinuses, as separate indications for drug development purposes. For purposes of the Amended DRS, the Company uses the terms chronic sinusitis and nasal polyposis when referring to FDA treatment indications and its clinical trials, and uses the term chronic rhinosinusitis when referring to the disease and economic data reported in the medical literature and medical practice.

3.                                      On page 2, please explain briefly the terms “Tier 3, single step-edit, with no prior authorization” and “COPD.” Also, clarify what it means to be a “5000 high-decile INS-prescribing primary care physician.”

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on (i) pages 2 and 97 of the Amended DRS to explain the phrase “Tier 3, single step-edit, with no prior authorization,” (ii) pages 2, 89 and 93 of the Amended DRS to define

“COPD” as “chronic obstructive pulmonary disease” and (iii) pages 3 and 91 of the Amended DRS to define “high-decile INS-prescribing primary care physicians.”

OPN-375 may become associated with undesirable adverse reactions..., page 18

4.                                      We note your disclosure that the clinical investigator determined that the serious adverse effects were not treatment-related. Please identify the clinical investigator and file their consent to this summarization. Refer to Rule 436(a).

Response to Comment 4:

In response to the Staff’s comment, the Company respectfully advises the Staff that the clinical investigators referenced in the Draft Registration Statement did not provide any reports or opinions as contemplated in Rule 436 but rather performed analyses and services in connection with the Company’s clinical trials pursuant to established protocols. The Company has also revised its disclosure on pages 19, 107 and 108 of the Amended DRS to remove references to the clinical investigators.

Implications of being an emerging growth company, page 59

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 5:

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentations that the Company has used in these meetings with qualified institutional buyers and institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Market, Industry and Other Data, page 59

6.                                      We note your disclosures on page 4 concerning market studies that you commissioned. Please supplementally provide us copies of these and any other commissioned studies that you cite in the prospectus.

Response to Comment 6:

In response to the Staff’s comment, the Company is supplementally providing to the Staff a copy of the market studies that the Company commissioned and which are referenced in the prospectus. The Company further advises the Staff that such studies were commissioned by the Company in the course of its research and development efforts, and were not prepared in connection with, or in support of, the proposed offering. Each statement in the Draft Registration Statement supported by a commissioned study represents a conclusion of management that is based only in part on such study.

Use of Proceeds, page 60

7.                                      With respect to the proceeds that you anticipate will be used to fund the FDA-mandated pediatric studies and to seek approval for a follow-on indication of OPN-375 for the treatment of chronic sinusitis, please clarify whether the allocated proceeds will be sufficient to complete the studies required. If not, please disclose the amounts and sources of such other funds needed for such purposes. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 62 to 63 of the Amended DRS to clarify that the Company does not expect the allocated proceeds will be sufficient to complete the FDA-mandated pediatric studies or the clinical trials required to obtain a follow-on indication for chronic sinusitis.  Please note that the revised disclosure currently contains blanks for information that will not be determinable until the Company has determined the price range and offering size. The Company will include all such information in a subsequent amendment to the Draft Registration Statement and will allow sufficient time for the Staff to review the information and for the Company to respond to any comments that may result from the Staff’s review.

Critical accounting policies

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Stock-based compensation, page 81

8.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

AVP-825 License Agreement, page 108

9.                                      With respect to the Avanir License Agreement, please disclose all material terms of the agreement, including:

•                  Duration of the license and the royalty term;

•                  Termination provisions; and

•                  Up-front or execution payments received.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised its disclosure on pages 111 to 112 of the Amended DRS to disclose the material terms of the AVP-825 License Agreement, including the duration of the license, the termination provisions and any up-front or execution payments received by the Company. The Company respectfully advises the Staff that certain provisions of the AVP-825 License Agreement, including the duration of the royalty term, are subject to a confidential treatment request application that the Company is submitting on the date hereof under separate cover. The Company has also filed complete copies of the AVP-825 License Agreement and its amendments as Exhibits 10.11, 10.12 and 10.13 to the Amended DRS, except with respect to those portions for which confidential treatment has been requested by the Company.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (267) 675-4678.

Sincerely,

/s/ Rachael M. Bushey
Rachael M. Bushey

Enclosures

cc:	Peter K. Miller, Chief Executive Officer, OptiNose, Inc.
Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.
Steven J. Abrams, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
Brian F. Leaf, Esq., Cooley LLP
Jeffrey P. Libson, Esq., Cooley LLP